Austin Legal Group, APC
Lawyers
3990 Old Town Ave, Ste A-101
San Diego, CA 92110

Telephone
(619) 924-9600

Facsimile	Writer’s Email:
(619) 881-0045	gaustin@austinlegalgroup.com

January 23, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Dorrie Yale and Catherine De Lorenzo

Re:	JFB Construction Holdings
Registration Statement on Form S-1/A Submitted January 22, 2025
CIK No.: 0002024306

Dear Ms. Yale and De Lorenzo:

Please see below for responses to the Division’s letter dated January 13, 2025 regarding the above captioned matter. All comments have been addressed in the Registration Statement on Form S-1, filed January 22, 2025 (“Amendment”) and/or as further herein detailed.

Amendment No. 2 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Current, contracted and prospective projects, page 33

1.	We acknowledge your revised disclosures in response to prior comment 1. To the extent correct, please revise to clarify that these preliminary amounts do not include certain costs, such as interest expense, and to clearly explain that these financial measures are partial and preliminary, or advise.

Response:	The Company acknowledges the Staff’s comments and has included statements to clarify that the projected revenue in this section is based on unaudited, partial and preliminary financial data that contains estimates for transactions that have not yet been completed and may be subject to change based on actual returns.

U.S. Securities and Exchange Commission January 23, 2025 Page 2

Notes to the Unaudited Financial Statements

Note 10 - Equity, page F-30

2.	We note from your response to prior comment 3 that services outlined in the agreement with Chartered Services have no specific deadlines or deliverables and that services are not directly related to the IPO. However, we also note your disclosure on page F-14 that Chartered Services is to provide strategic consulting services related to the company’s IPO for six months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. Please reconcile these discrepancies. Additionally, we note your reference to ASC 505-50 to assess the value of the services provided by Chartered Services. Please tell us how you considered the guidance in ASC 718 to account for your share-based compensation and revise your disclosure accordingly.

Response:	The Company acknowledges the Staff’s comments and has revised its disclosures to reflect the proper fair value evaluation consistent with ASC 718. As noted in our revised disclosure, there were a number of potential services to be provided, with IPO services being only one small potential service named in the agreement. The Company has amended its agreement with Chartered Services to clearly reflect the intention of the parties and potential IPO services has been removed from the agreement. Additionally, the agreements contain no deliverables or performance milestones from Chartered Services and the Company cannot require the shares to be returned even if the agreement is cancelled for non-performance by the Company. As a result, the full fair value of the shares has been expensed in the current period as there is no clear remaining requisite service period.

If you have any questions relating to any of the foregoing, please contact Gina Austin, Esq. of Austin Legal Group, APC at (619) 924-9600.

Sincerely,

AUSTIN LEGAL GROUP, APC

/s/ Gina Austin, Esq.
Gina Austin, Esq.